Exhibit 99.1

CHINAEDU REPORTS SECOND QUARTER 2008 RESULTS

Strong 24.9% Increase in Net Revenue Year-Over-Year

with Second Quarter Net Revenue Exceeding Guidance

Live Conference Call to be held Wednesday, August 20, 2008

at 8 a.m. (Eastern) / 5 a.m. (Pacific) / 8 p.m. (Beijing/Hong Kong)

BEIJING, CHINA – August 19, 2008 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), an educational services provider in China, today announced its unaudited financial results for the quarter ended June 30, 2008.(1)

Second Quarter 2008 Highlights

	3 Months Ended
Period Ending	June 30,2007	June 30,2008	Year over Year %
Currency in thousands	RMB	RMB
Financial Data:
Net Revenue	63,686	79,521	24.9%
Gross Profit	43,896	56,142	27.9%
Adjusted EBITDA	26,905	29,868	11.0%
Net Income	12,445	9,187	(26.2)%
Non-GAAP Net Income	15,451	12,815	(17.1)%
Operating Data:
Revenue Students for Online Degree Program Services	100,000	125,000	25.0%

•                  Total net revenue increased by 24.9% to RMB79.5 million ($11.6 million) in the second quarter of 2008, as compared to RMB63.7 million in the corresponding period in 2007.

•                  Net revenue from online degree programs increased by 33.9% to RMB65.1 million ($9.5 million) in the second quarter, compared with RMB48.6 million in the corresponding period in 2007.  Revenue growth from online degree program services in the second quarter of 2008 was fueled by a 25% year-over-year increase in enrollments to approximately 125,000 students from 100,000 students in the second quarter of 2007.

•                  Income before income tax and minority interest increased by 21.8% to RMB27.0 million ($3.9 million) in the second quarter of 2008, as compared to RMB22.2 million in the corresponding period last year.

(1)   This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“$”) amounts at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.8591 to $1.00, the noon buying rate in effect on June 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.  The Company makes no representation that the RMB or U.S. dollar amounts referred to could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.  For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.  An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

•                  Gross margin improved to 70.6% in the second quarter, as compared to 68.9% in the corresponding period of last year.

•                  For the six months ended June 30, 2008, total net revenue increased by 24.4% to RMB149.2 million ($21.7 million) and gross margin jumped to 68.1%, as compared to RMB120.0 million and 64.9% respectively, for the six months ended June 30, 2007.

“We are pleased to report another strong quarter driven by our focused strategy to grow student enrollment and service revenue.  Our second quarter financial results reflect strong organic growth in our online degree program services resulting from our expanded course offerings and our ability to partner with well recognized universities throughout China,” said Ms. Julia Huang, ChinaEdu’s Chairman and Chief Executive Officer.  “Our 70.6% gross margin was fueled mainly by our online degree program, which recorded a gross margin of 79.3% for the quarter and 76.0% for the first six months of the year.”

“We recently signed eight new contracts, bringing us to a total of 20 partnerships with leading universities across China.  We have been offering recruitment and support services to the new partner institutions through our learning center network, and we remain one of only three institutions approved to operate such a network in various cities and provinces throughout China.  We continue to invest in expanding our learning center network, as we believe this will further boost student enrollment in our online degree programs and generate significant additional revenue in the long term.” Ms Huang added.

Financial Results for the Second Quarter Ended June 30, 2008

Net Revenue

Total net revenue for the second quarter of 2008 was RMB79.5 million ($11.6 million), representing an increase of 24.9% compared with the corresponding period in 2007.  Net revenue from online degree programs, the Company’s core business segment, was RMB65.1 million ($9.5 million) for the second quarter of 2008, representing a 33.9% increase compared with RMB48.6 million for the corresponding period in 2007.  This increase was primarily attributable to the significant growth in the number of revenue students(2) enrolled in our university partners’ online degree programs during the quarter.  In aggregate, the Company’s university partners had enrolled approximately 125,000 revenue students during the second quarter of 2008, representing a 25% increase compared with 100,000 revenue students in the corresponding period of last year.

Net revenue from the Company’s non-online degree programs (international curriculum programs, private primary and secondary schools and online tutoring programs) was RMB14.4 million ($2.1 million) for the second quarter of 2008, representing a 4.3% decrease compared with RMB15.0 for the corresponding period in 2007.

Cost of revenue

Total cost of revenue was RMB23.4 million ($3.4 million) for the second quarter of 2008, representing an increase of 18.1% compared with RMB19.8 million for the same period in 2007.  Cost of revenue for online degree programs was RMB13.5 million ($2.0 million) in the second quarter of 2008, representing

(2)   “Revenue students” refer to students of the university online degree programs that have paid tuition during the applicable period.

an increase of 13.5% compared with RMB11.9 million in the second quarter of 2007.  As compared to the 33.9% increase in revenue for online degree programs, the corresponding increase in cost of revenue was much smaller.  This further demonstrates the scalability of our online service model and supports our margin strength.  Cost of revenue for non-online degree program services was RMB9.9 million ($1.4 million) in the second quarter of 2008, representing a 25.1% increase, compared with RMB7.9 million in the second quarter of 2007.  This increase was attributable primarily to a registration fee payment for the BCIT international program during the second quarter of 2008, and an increase in the number of faculty members at one of our private schools, the Anqing School, during the quarter in response to projected growth in student enrollment at that school.

Gross Profit

Gross profit for the second quarter of 2008 was RMB56.1 million ($8.2 million), representing a gross margin of 70.6%.  This compares with gross profit and a gross margin of RMB43.9 million and 68.9%, respectively, in the second quarter of 2007.  The increase in gross margin for the three months ended June 30, 2008 was primarily due to an improvement in the profit margin in the Company’s online degree program services, which improved to 79.3% in the second quarter of 2008 from 75.6% in the second quarter of 2007.

Operating Expenses

Total operating expenses were RMB33.3 million ($4.8 million) for the second quarter of 2008, representing a 49.3% increase compared with RMB22.3 million for the corresponding period in 2007.  This increase was attributable primarily to the growth of the company’s business, which impacted both general and administrative and research and development expenses.

•                  General and administrative (G&A) expenses were RMB20.4 million ($3.0 million) for the second quarter of 2008, versus RMB14.3 million for the second quarter of 2007.  The 42.8% increase in G&A expenses was attributable primarily to (1) the increase in the number of employees, mainly in the learning center business, and the related increase in discretionary stock-based compensation paid to these employees, (2) an increase in rent and depreciation expenses related to new office space, and maintenance expenses related to the expansion of learning centers, and (3) additional expenses associated with being a newly U.S.-listed public company, including increased accounting personnel and related consulting and legal service fees.

•                  Selling and marketing expenses were RMB7.0 million ($1.0 million) for the second quarter of 2008, representing an increase of 116.9% compared with RMB3.2 million for the corresponding period in 2007.  This increase is attributable primarily to the increase in sales and marketing activity as well as the hiring of additional sales and marketing personnel in response to the ongoing expansion of the Company’s business.

•                  Research and development (R&D) expenses for the second quarter of 2008 were RMB5.8 million ($0.9 million), compared with RMB4.7 million for the corresponding period in 2007, with the 22.8% increase attributable primarily to increased R&D personnel and activities related to the interactive services for use in the Company’s collaborative alliances.(3)

(3)   “Collaborative alliance” or “Collaborative alliances” refer to the subsidiary or subsidiaries that the Company formed with certain university partners to provide services to their online degree programs, which subsidiaries are majority owned by the Company.

•                  Share-based compensation, which was allocated to the related operating cost and expense line item, was RMB1.7 million ($0.2 million) in the second quarter of 2008, representing a 72.3% increase compared with RMB1.0 million for the corresponding period in 2007.  This was attributable to an increase in the number of options granted in the first quarter of 2008, which in turn increased share-based compensation during the second quarter of 2008.

Income from Operations

Income from operations was RMB22.9 million ($3.3 million) for the second quarter of 2008, representing a 5.9% increase compared with RMB21.6 million for the corresponding period in 2007.  Income from operations excluding share-based compensation and amortization of intangible assets (non-GAAP) for the second quarter of 2008 increased by 8.3% to RMB 26.8 million ($3.9 million) from RMB24.8 million for the corresponding period in 2007.

Interest income

Interest income increased by 202.6% to RMB2.6 million ($0.4 million) in the second quarter of 2008, compared with RMB0.9 million in the corresponding period in 2007.  This increase was attributable primarily to the interest income earned on the net proceeds from the Company’s initial public offering completed in December 2007.

Income Tax Expense and Minority Interest

Income tax expense for the second quarter of 2008 was RMB9.4 million ($1.4 million), representing a 161.4% increase from RMB3.6 million for the corresponding period in 2007.  Most of our subsidiaries and affiliate companies previously were qualified under prior tax laws and regulations as “new and high technology enterprises,” and therefore were subject to certain tax exemptions and a preferential tax rate.  Under the new Chinese Enterprise Income Tax Regulation that became effective in 2008, the statutory tax rate for all enterprises in China is 25%, except for “new and high technology enterprises,” which are required to re-apply for such status in order to be subject to the 15% preferential tax rate.  We are currently applying for “new and high technology enterprise” status; however, until we receive official approval of this status, the Company must use the 25% statutory tax rate instead of the current preferential tax rate.  As a result, the effective income tax rate applicable to the Company was significantly higher in the second quarter of 2008 than during the corresponding period in 2007.

Minority interest was RMB8.4 million ($1.2 million) in the second quarter of 2008, representing a 37.3% increase from RMB6.1 million in the corresponding period in 2007, primarily attributable to the higher net profit earned by some of the Company’s collaborative alliances.

Net Income

ChinaEdu reported GAAP net income of RMB9.2 million ($1.3 million) in the second quarter of 2008, compared with RMB12.4 million in the corresponding period in 2007.  This decrease was attributable primarily to the adoption of the new unified income tax rate, as discussed above.  The increase in costs associated with the active expansion of the Company’s learning center network also impacted net income for the quarter.  Diluted earnings per ordinary share for the second quarter of 2008 was RMB0.15 ($0.022)

compared with RMB0.26 per share in the corresponding period in 2007. This decrease was also attributable primarily to the factors discussed above, together with the increase in the total number of outstanding shares following the Company’s initial public offering in December 2007.

Net income excluding share-based compensation and amortization of intangible assets (non-GAAP) was RMB 12.8 million ($1.9 million) in the second quarter of 2008, compared with RMB 15.5 million in the corresponding period in 2007.

Deferred Revenue

Deferred revenue at the end of the second quarter of 2008 was RMB 86.8 million ($12.7 million), with current deferred revenue of RMB81.0 million ($11.8 million) and non-current deferred revenue of RMB5.9 million ($0.9 million).

Cash and Cash Equivalents

As of June 30, 2008, ChinaEdu reported cash and cash equivalents of RMB400.7 million ($58.4 million), which primarily consisted of cash-on-hand, demand deposits and term deposits with maturity periods of three months or less.  Term deposits and the amount due from related parties amounted to RMB33.0 million ($4.8 million) and RMB168.6 million ($24.6 million), respectively, at June 30, 2008.

Adjusted EBITDA (Non-GAAP)

Adjusted EBITDA, a non-GAAP figure that we define as earnings before minority interest, interest, taxes, depreciation, amortization and stock-based compensation expenses, was RMB 29.9 million ($4.4 million) for the second quarter of 2008, representing an increase of 11.0% from RMB26.9 million in the second quarter of 2007.

Year-to-Date Financial Results

For the six months ended June 30, 2008, the Company reported total net revenue of RMB149.2 million ($21.7 million), representing an increase of 24.4% from RMB120.0 million in the corresponding period in 2007.  Total net revenue for the sixth months ended June 30, 2008 consisted of RMB120.1 million ($17.5 million) in net revenue from online degree programs and RMB29.1 million in net revenue from non-online degree programs.  For the first six months of 2008, total cost of revenue was RMB47.5 million ($6.9 million), compared with RMB42.1 million in the corresponding period in 2007.

Gross profit of RMB101.6 million ($14.8 million) was 68.1% of total revenue for the first half of 2008, compared with RMB 77.9 million, or 64.9% of total revenue, for the first half of 2007.  Total operating expenses were RMB65.9 million ($9.6 million), representing an increase of 47.7% from RMB44.6 million for the first six months of 2007.

ChinaEdu reported net income of RMB11.3 million ($1.6 million) in the first six months of 2008, a decrease of 9.6% compared with RMB12.5 million in the first six months of 2007.  Diluted earnings per ordinary share for the first half of 2008 decreased to RMB0.18 ($0.026) from RMB0.27 per share in the first half of 2007.

2008 Third Quarter Total Net Revenue Guidance

ChinaEdu expects its total net revenue in the third quarter of 2008 to be in the range of RMB78 million ($11.4 million) to RMB80 million ($11.7 million), representing an increase of 20% to 23.1% from the total net revenue in the third quarter of 2007.  This forecast reflects ChinaEdu’s current and preliminary view, which is subject to change.

Conference Call

ChinaEdu senior management will host a conference call on Wednesday, August 20, 2008 at 8:00 a.m. U.S. Eastern time / 5:00 a.m. U.S. Pacific time / 8:00 p.m. Beijing/Hong Kong time.

Dial-in information for the live earnings conference call is as follows: +1-866-700-0133 (U.S.) / +1-617-213-8831 (International), and entering the passcode: CEDU.  A telephone replay of the conference call will be available until August 27, 2008 by dialing +1-888-286-8010 (U.S.) or 1.617.801.6888 (International) and entering passcode: 12350208.  A live and archived webcast may also be accessed via the Internet at http://ir.chinaedu.net.

Non-GAAP Financial Measures

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income, which are adjusted from results based on GAAP to exclude share-based compensation and amortization of intangible assets.  The Company also uses EBITDA and Adjusted EBITDA, both of which are non-GAAP measures, which are adjusted from GAAP results of net income to exclude minority interest, interest, taxes, depreciation, amortization and stock-based compensation expenses.  These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future.  These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.  Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands.  Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, enrollment marketing, student support services and finance operations.  The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has strategic relationships with 20 universities to operate online degree programs, nine of which are under long-term, exclusive contracts that vary from 15 to 50 years in length.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s final prospectus filed with the Securities and Exchange Commission on December 11, 2007, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Company Contact: S. Jimmy Xia, IR Manager ChinaEdu Corporation Phone: +86 10 8418 6655 ext.1150	Investor Relations (US): Jessica McCormick Taylor Rafferty, New York Phone: +1 212 889 4350 E-mail: chinaedu@taylor-rafferty.com

E-mail: ir@chinaedu.net

Investor Relations (HK): Pamela Leung Taylor Rafferty, Hong Kong Phone: +852 3196 3712 E-mail: chinaedu@taylor-rafferty.com

ChinaEdu Corporation

Unaudited Condensed Consolidated Balance Sheets

(in thousands)	December 31,2007	March 31,2008	June 30,2008	June 30,2008
	RMB	RMB	RMB	US$

Current assets:
Cash and cash equivalents	497,114	431,979	400,737	58,424
Accounts receivable, net	1,238	1,400	13,722	2,001
Term deposit	6,042	8,000	33,000	4,811
Prepaid expenses and other current assets	17,492	24,849	16,747	2,442
Amounts due from related parties	105,522	69,933	168,610	24,582
Deferred tax assets	9,521	3,313	1,682	245
Total current assets	636,929	539,474	634,498	92,505
Cost method investment	1,210	1,210	1,210	176
Land use rights, net	26,949	26,808	26,667	3,888
Property and equipment, net	130,745	136,465	146,858	21,411
Deposits paid for acquisition of property and equipment	2,025	2,056	979	143
Intangible assets, net	105,852	103,597	104,888	15,292
Deferred tax assets	1,416	1,416	1,416	206
Rental deposits	1,623	795	1,061	155
Goodwill	73,319	73,319	79,191	11,545
Total assets	980,068	885,140	996,768	145,321

Liabilities, minority interest and shareholders’ equity
Current liabilities:
Accounts payable	2,773	2,626	2,717	396
Deferred revenues	83,816	24,691	80,963	11,804
Accrued expenses and other current liabilities	42,096	31,638	36,517	5,324
Amounts due to related parties	28,316	16,264	49,244	7,179
Income taxes payable	22,455	15,273	23,243	3,389
Other taxes payable	6,666	2,359	4,515	658
Total current liabilities	186,122	92,851	197,199	28,750
Long term debt	25,724	24,659	23,568	3,436
Deferred revenues	3,124	4,766	5,865	855
Deferred tax liabilities	24,036	23,684	23,609	3,442
Unrecognized tax benefit	4,332	4,465	4,601	671
Total liabilities	243,338	150,425	254,842	37,154

Minority interests	57,996	66,128	68,717	10,018

Total shareholders’ equity	678,734	668,587	673,209	98,149
Total liabilities, minority interest, and shareholders’ equity	980,068	885,140	996,768	145,321

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended				Six Months Ended
(in thousands, except for percentage and share,per share information)	June 30,2007	March 31,2008	June 30,2008	June 30,2008	June 30,2007	June 30,2008	June 30,2008
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net Revenue:
Online degree programs	48,645	54,960	65,124	9,495	88,725	120,084	17,507
International curriculum programs	6,740	7,542	6,587	960	15,837	14,129	2,060
Online tutoring programs	5,109	3,277	4,078	595	9,174	7,355	1,072
Private primary and secondary schools	3,192	3,876	3,732	544	6,227	7,608	1,109
Total net revenue	63,686	69,655 #	79,521	11,594	119,963	149,176	21,748

Cost of revenue:
Online degree programs	11,860	15,302	13,461	1,963	23,741	28,763	4,193
International curriculum programs	4,673	4,765	5,674	827	11,313	10,439	1,522
Online tutoring programs	1,037	727	995	145	2,123	1,722	251
Private primary and secondary schools	2,220	3,361	3,249	474	4,881	6,610	964
Total cost of revenue	19,790	24,155	23,379	3,409	42,058	47,534	6,930

Gross profit:
Online degree programs	36,785	39,658	51,663	7,532	64,984	91,321	13,314
International curriculum programs	2,067	2,777	913	133	4,524	3,690	538
Online tutoring programs	4,072	2,550	3,083	450	7,051	5,633	821
Private primary and secondary schools	972	515	483	70	1,346	998	145
Total gross profit	43,896	45,500	56,142	8,185	77,905	101,642	14,818

Online degree programs	75.6%	72.2%	79.3%	79.3%	73.2%	76.0%	76.0%
International curriculum programs	30.7%	36.8%	13.9%	13.9%	28.6%	26.1%	26.1%
Online tutoring programs	79.7%	77.8%	75.6%	75.6%	76.9%	76.6%	76.6%
Private primary and secondary schools	30.5%	13.3%	12.9%	12.9%	21.6%	13.1%	13.1%
Gross profit margin	68.9%	65.3%	70.6%	70.6%	64.9%	68.1%	68.1%

Operating expenses:
General and administrative	14,291	20,915	20,404	2,975	29,963	41,319	6,024
Selling and marketing	3,235	5,862	7,017	1,023	6,064	12,879	1,878
Research and development	4,747	5,898	5,830	850	8,598	11,728	1,710
Total operating expenses	22,273	32,675	33,251	4,848	44,625	65,926	9,612
Income (loss) from operations	21,623	12,825	22,891	3,337	33,280	35,716	5,206
Operating margin	34.0%	18.4%	28.8%	28.8%	27.7%	23.9%	23.9%

Other income
Other non operating income	—	151	2,116	308	394	2,267	331
Interest income	861	2,748	2,605	380	1,204	5,353	780
Interest expense	(303)	(606)	(585)	(85)	(981)	(1,191)	(174)
Income (loss) before income tax provisions and minority interest	22,181	15,118	27,027	3,940	33,897	42,145	6,143

Income tax expense	(3,606)	(4,900)	(9,425)	(1,374)	(9,979)	(14,325)	(2,088)
Minority interest, net of taxes	(6,130)	(8,131)	(8,415)	(1,227)	(11,444)	(16,546)	(2,412)
Net income (loss)	12,445	2,087	9,187	1,339	12,474	11,274	1,643
Net margin	19.5%	3.0%	11.6%	11.6%	10.4%	7.6%	7.6%

Net income (loss) per share:
Basic	0.30	0.04	0.16	0.023	0.31	0.19	0.028
Diluted	0.26	0.03	0.15	0.022	0.27	0.18	0.026

Net income (loss) per ADS:
Basic	0.90	0.12	0.48	0.069	0.93	0.57	0.084
Diluted	0.78	0.09	0.45	0.066	0.81	0.54	0.078

Weighted average aggregate number of ordinary shares outstanding:
Basic	41,644,485	58,434,407	58,434,407	58,434,407	40,715,717	58,434,407	58,434,407
Diluted	47,427,325	62,789,582	61,813,068	61,813,068	46,314,558	62,298,037	62,298,037

ChinaEdu Corporation

Unaudited Condensed Consolidated Statements of Cash Flow

	Three Months Ended				Six Months Ended
(in thousands)	June 30,2007	March 31,2008	June 30,2008	June 30,2008	June 30,2007	June 30,2008	June 30,2008
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating activities:
Net income	12,445	2,087	9,187	1,339	12,474	11,274	1,643
Minority interest	6,130	8,131	8,415	1,227	11,444	16,546	2,412
Share-based compensation	970	383	1,671	244	1,315	2,054	299
Depreciation	2,007	2,734	2,903	423	4,001	5,637	822
Amortization of land use rights	129	141	141	21	259	282	41
Amortization of intangible assets	2,176	2,255	2,262	330	4,213	4,517	659
Interest expense	303	—	—	—	981	—	—
Deferred income taxes	7,877	5,856	1,281	187	4,709	7,137	1,041
Accounts receivable	(1,260)	(163)	(12,324)	(1,797)	10,528	(12,487)	(1,821)
Prepaid expenses and other current assets	(1,159)	(7,386)	8,093	1,180	(7,384)	707	103
Amounts due from related parties	(48,439)	35,589	(98,677)	(14,386)	(18,464)	(63,088)	(9,198)
Rental deposits	—	828	(266)	(39)	(677)	562	82
Accounts payable	(3,427)	(147)	91	13	(5,328)	(56)	(8)
Deferred revenues	40,698	(57,483)	57,371	8,364	(4,377)	(112)	(16)
Accrued expenses and other current liabilities	3,820	(10,114)	2,283	333	3,515	(7,831)	(1,142)
Amounts due to related parties	(39,808)	(12,052)	24,705	3,602	4,930	12,653	1,845
Unrecognized tax benefit	—	133	136	20	320	269	39
Other taxes payable	4,142	(4,307)	2,156	314	294	(2,151)	(314)
Income tax payable	(5,573)	(7,182)	7,970	1,162	(1,398)	788	115
	—	—	—	—	—	—	—
Net cash provided by (used in) operating activities	(18,969)	(40,697)	17,398	2,537	21,355	(23,299)	(3,398)

Investing activities:
Purchase of business	(13,000)	—	(4,000)	(583)	(22,020)	(4,000)	(583)
Purchase of property and equipment	(12,049)	(8,485)	(11,240)	(1,639)	(16,108)	(19,725)	(2,876)
Deposits paid for acquisition of property and equipment	(26,672)	(31)	(979)	(143)	(26,672)	(1,010)	(147)
Purchase of term deposit	(36,053)	(1,958)	(25,000)	(3,645)	(41,053)	(26,958)	(3,930)
Purchase of contract right	—	—	(1,225)	(179)	(3,430)	(1,225)	(179)
Proceeds from disposal of property and equipment	—	31	—	—	—	31	5
Net cash used in investing activities	(87,774)	(10,443)	(42,444)	(6,189)	(109,283)	(52,887)	(7,710)

Financing activities:
Proceeds from issuance of Series D convertible preferred shares	—	—	—	—	53,678	—	—
Collection of subscription receivable	—	—	—	—	1,117	—	—
Ordinary shares repurchased	—	—	—	—	(50,047)	—	—
Re-issurance of ordinary shares	—	—	—	—	48,447	—	—
Repayment of convertible notes	—	—	—	—	(3,151)	—	—
Repayment of long-term loan	—	(1,065)	(1,091)	(159)		(2,156)	(314)
Cash dividends paid to minority shareholders	(3,380)	—	—	—	(3,380)	—	—
Capital contributions by minority shareholders	—	—	1,225	179	2,030	1,225	179
	—	—	—	—	—	—	—
Net cash provided by (used in) financing activities	(3,380)	(1,065)	134	20	48,694	(931)	(135)

Effect of foreign exchange rate changes	1,272	(12,930)	(6,330)	(923)	(268)	(19,260)	(2,808)

CASH AND CASH EQUIVALENTS, beginning of period	217,664	497,114	431,979	62,979	148,315	497,114	72,475

CASH AND CASH EQUIVALENTS, end of period	108,813	431,979	400,737	58,424	108,813	400,737	58,424

Net increase (decrease) in cash	(108,851)	(65,135)	(31,242)	(4,555)	(39,502)	(96,377)	(14,051)

ChinaEdu Corporation

Reconciliations of non-GAAP results of operations measures to GAAP measures

	Three Months Ended				Six Months Ended
(in thousands, unaudited)	June 30,2007	March 31,2008	June 30,2008	June 30,2008	June 30,2007	June 30,2008	June 30,2008
	RMB	RMB	RMB	US$	RMB	RMB	US$

Income (loss) from operations
GAAP Result	21,623	12,825	22,891	3,337	33,280	35,716	5,206
Adjustment-Share-based compensation	970	383	1,671	244	1,315	2,054	299
Amortization of intangible assets	2,176	2,255	2,262	330	4,213	4,517	659

Non-GAAP Result	24,769	15,463	26,824	3,911	38,808	42,287	6,164

Net income (loss)
GAAP Result	12,445	2,087	9,187	1,339	12,474	11,274	1,643
Adjustment-Share-based compensation	970	383	1,671	244	1,315	2,054	299
Adjustment-Minority interest for Share-based compensation	(140)	(84)	(305)	(45)	(236)	(389)	(57)
Amortization of intangible assets	2,176	2,255	2,262	330	4,213	4,517	659

Non-GAAP Result	15,451	4,641	12,815	1,868	17,766	17,456	2,544

Reconciliation from net income to adjusted EBITDA (*)

	For the Three Months Ended				Six Months Ended
(in thousands, unaudited)	June 30,2007	March 31,2008	June 30,2008	June 30,2008	June 30,2007	June 30,2008	June 30,2008
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income/(loss)	12,445	2,087	9,187	1,339	12,474	11,274	1,643
Minority interest	6,130	8,131	8,415	1,227	11,444	16,546	2,412
Income tax provision	3,606	4,900	9,425	1,374	9,979	14,325	2,088
Interest income and other,net	(558)	(2,293)	(4,136)	(603)	(617)	(6,429)	(937)
Depreciation	2,007	2,734	2,903	423	4,001	5,637	822
Intangible Amortization	2,176	2,255	2,262	330	4,213	4,517	659
Land use right amortization	129	141	141	21	259	282	41
Share based compensation	970	383	1,671	244	1,315	2,054	299

Adjusted EBITDA	26,905	18,338	29,868	4,355	43,068	48,206	7,027

(*) Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, share-based compensation and minority interest.